Filed by SANUWAVE Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: SANUWAVE Health, Inc.
Commission File No.: 000-52985

The following is a transcript of a conference call held by SANUWAVE Health, Inc. on August 24, 2023 at 8:30 a.m. EDT.

Morgan C. Frank, Chairman and Chief Executive Officer:

Good morning and thanks for joining us.

This call may contain “forward-looking statements” such as statements relating to financial results and plans for future business development activities. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update any forward-looking statement.

As many of you saw, SANUWAVE announced a combination with SEP Acquisition Corp., a Sweat Equity Partners and Mercury Life Sciences SPAC this morning whereby SANUWAVE will merge into a subsidiary of SEP Acquisition Corp., with the Nasdaq-listed company being renamed SANUWAVE and trading under our current symbol SNWV.  Our current management team will be the management team of the combined entity and the board will also remain the same with the addition of successful life sciences entrepreneur and founder Chantell Preston from the SEPA side.  We’re excited to have her join us and look forward to benefiting from her experience and network.

The press release has detail on the groups and the transaction, but I’d like to hit a few highlights here.

This deSPAC process values SANUWAVE at a pre-transaction enterprise value of $125 million.

It envisions a $127.5 million post transaction enterprise value contingent upon the closing of a $13 million financing from SPAC non-redemption, rollover of loans to and cash from the SPAC operating company, and capital raised from investors in a PIPE process.  At signing, we have in excess of $8.5 million of capital already committed towards this $13 million with approximately $1 million coming from the sponsor converting a loan into equity at the same terms as the PIPE and another $7.5 million from non-redemption and PIPE commitments also arranged by the sponsor.

Pro forma for this financing, the Company anticipates having approximately $9 million in cash on the balance sheet and having brought all of its remaining debt into compliance.  On a pro forma basis, existing SANUWAVE holders would own approximately 69.6% of the outstanding shares in the new entity.

There is a great deal more information in the press release and Form 8-K filed with the SEC yesterday afternoon, and more will be included in the Form S-4 that SEPA plans to file with the SEC.

The goal of this transaction is to provide the freeing move to make SANUWAVE a strong company with a sound financial structure and to allow it to both address the opportunities in the wound care market and to garner a valuation commensurate with its business as opposed to its capital structure.

To this end, we will be making a number of efforts to simplify our capital structure as well as that of SEPA during this transaction.  SANUWAVE and SEPA will each be working over the coming weeks to get consent to exchange or convert the warrants (both public and private) held by SEPA investors, the outstanding convertible notes of SANUWAVE investors, and the outstanding SANUWAVE warrants into what will ultimately become the Nasdaq-listed stock of the combined company.  You can expect to see forthcoming communications from us on these topics.

So why are we doing this and why now?

We’re doing this because we see enormous potential for SANUWAVE to become a leader in the wound care space.  UltraMist is a fantastic product with a straightforward, predictable, and scalable razor/razorblade model and with strong schedule 1 reimbursement.  We believe we are reaching the inflection point in our growth story and are seeking to position the Company for success in the form of rapid, profitable growth.  We have the makings of a very successful franchise here, and creating a capital structure that is both investable and provides for growth and for valuation commensurate to our business prospects is the vital next step in becoming a much bigger company and to helping far more patients recover from wounds and get their lives back.

So why a SPAC deal?  This really is the question and to be honest, no one is more surprised than I am to be choosing this course, but if you’ll hear me out, I’d love to speak to why I think this makes sense and why, at the risk of invoking that dreaded Wall Street axiom of “this time is different” that, well, this time is different.

To start with, any merger agreement needs to be more than a 1+1=2 arrangement.  You really need 1+1 to equal 3 and to gain capabilities that neither group would have had alone.  This is why we’re so excited to be working with Sweat Equity Partners and with Mercury Life Sciences: because they bring more than just capital and a listing to the table.  Many of their management and investors have strong experience and networks in life sciences and patient care and have already begun to work with SANUWAVE to extend our markets and explore new opportunities and we’re looking forward to working with them extensively going forward.

Looking at the SPAC in particular, this was an acquisition company that was already mostly “right sized” for a deal like this, and the SPAC sponsor has further agreed to reduce their Class B shares to 27.7% of the current count and to convert ALL of their private warrants into shares at the same ratio at which we are asking their public warrant holders to convert. In addition, we found a meeting of the minds about how to make a deSPAC desirable and their investors are already engaged with the Company and see its potential.  They are committing significant capital that we believe finds strong, long-term alignment with the Company’s mission.

The issues that seem to have resulted in such poor performance of many deSPACs are manifold, but seem to boil down to a few in particular: foremost is overvaluation – pre revenue companies or companies losing large amounts of money are given high valuations to “make them fit the SPAC.”  They are then often poorly funded or funded with credit facilities like discounted ATMs that result in downward stock spirals and burdened with complex earn out and/or warrant structures that severely bound the upside for investors.  Our goal is to have none of this and we sought to design our structure accordingly.

There are no earn outs, all the SPAC warrants will convert to common stock and SANUWAVE will be seeking to exchange its warrants as well, and the success of these efforts is a closing condition.  The deal is anticipated to raise $13 million in capital, $8.5 million of which is already committed, and this will fund the Company well, leaving an anticipated $9 million in cash on the balance sheet after deal expenses and the removal of non-compliant debt.  The post-funding enterprise value of the new company is expected to be $127.5 million, which we believe to be about half the market multiple (based on expected 2023 revenues) of similar medical device companies once they reach EBITDA positivity, something the Company expects on a pro forma basis in Q4 of this year.

In the end, a good deal comes down to “Does it make sense?  Are the prospects of the underlying company good?  And is it priced well?”

And we believe we’ve got that here.

We think this transaction can be the foundational stone upon which to build a large and lasting franchise in wound care and to allow SANUWAVE to have a large effect on patient lives.

Owing to a number of disclosure challenges around the transaction and forthcoming Form S-4, I regret that we are not going to be able to take questions at this time.  I know that that’s a bit frustrating, but I promise that there will be a great deal more information available shortly and we will aim to have another call where questions can be asked at a later time once all that information is out.

We appreciate all for your time and your interest and a special thanks to the SANUWAVE and SEPA teams that have worked so hard to bring this together.

We’ll speak again soon.

Thank you.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of SANUWAVE Health, Inc. (“SANUWAVE”) and SEP Acquisition Corp. (“SEPA”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, the satisfaction of the closing conditions to the proposed transactions between SANUWAVE and SEPA (the “Transactions”), the timing of the closing of the Transactions and financial projections of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of SANUWAVE and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the inability to consummate the Transactions, including due to any failure to obtain approval of the stockholders of SANUWAVE or SEPA or other conditions to the closing in the merger agreement, such as the requirements that (i) SANUWAVE obtain the approval of the holders of 80% of its outstanding convertible promissory notes and warrants to convert such securities into shares of SANUWAVE common stock immediately prior to the closing and (ii) SEPA shall have at least $12.0 million at closing resulting from proceeds of (a) SEPA’s Class A common stock that has not been redeemed and (b) a private placement; (3) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transactions; (4) the inability to obtain or maintain the listing of SEPA’s securities on Nasdaq following the Transactions; (5) costs related to the Transactions; (6) changes in applicable laws or regulations; (7) the possibility that SANUWAVE or SEPA may be adversely affected by other economic, business, and/or competitive factors; and (8) other risks and uncertainties to be identified in the registration statement/proxy statement (when available) relating to the Transactions, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (the “SEC”) made by SANUWAVE and SEPA. SANUWAVE and SEPA caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SANUWAVE nor SEPA undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by SANUWAVE. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and SANUWAVE undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information About the Transactions and Where to Find It

SANUWAVE and SEPA will file relevant materials with the SEC, including a Form S-4 registration statement to be filed by SEPA, which will include a prospectus with respect to SEPA’s securities to be issued in connection with the proposed merger and a proxy statement with respect to SANUWAVE’s and SEPA’s stockholder meetings at which SANUWAVE’s and SEPA’s stockholders will be asked to vote on the proposed merger and related matters. SANUWAVE’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4 AND THE AMENDMENTS THERETO AND OTHER INFORMATION FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SANUWAVE, SEPA AND THE TRANSACTIONS. When available, the proxy statement contained in the Form S-4 and other relevant materials for the Transactions will be mailed to stockholders of SANUWAVE as of a record date to be established for voting on the proposed merger and related matters. The preliminary Form S-4 registration statement and preliminary proxy statement, the final Form S-4 registration statement and definitive proxy statement and other relevant materials in connection with the Transactions (when they become available), and any other documents filed by SANUWAVE with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). SANUWAVE’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to SANUWAVE at 11495 Valley View Road, Eden Prairie, Minnesota 55344.

Participants in Solicitations

SANUWAVE and SEPA and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of SANUWAVE common stock in respect of the proposed business combination. SANUWAVE stockholders and other interested persons may obtain more detailed information regarding the names and interests in the Transactions of SANUWAVE’s directors and executive officers in SANUWAVE’s and SEPA’s filings with the SEC, including when filed, the Form S-4 registration statement and proxy statement. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.